

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

March 27, 2009

Dr. Nancy L. Farrell
President
Laredo Mining Inc.
1426 Cole Lane
Upland, CA 91784

**Re: Laredo Mining Inc.
            Post-Effective Amendment No. 1 to Form S-1
            Filed March 2, 2009
            File No. 333-153168**

Dear Dr. Farrell:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form S-1

General

1. We note that the disclosure in your post-effective amendment is substantially
    identical to the disclosure in your effective registration statement on Form S-1.
    Please confirm that you have updated your disclosure to take account of any material
    developments that have occurred since your registration statement was declared
    effective on September 9, 2008.

In this regard, we direct your attention to the "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management," and "Available Information" sections on pages 29, 31, and 33, respectively. Given our concerns addressed in Comment 2, below, please confirm that your disclosures in these sections are current as of the date of this post-effective amendment, rather than the date of the original prospectus included in your effective registration statement.

Prospectus Cover Page

2. We note your statement that the "original offering of shares began on September 9, 2008 and will end on March 7, 2009." Please revise to state that the offering "was to end" on March 7, 2009.

Available Information, page 33

3. Please explain how you determined that you "have not previously been required to comply with the reporting requirements of the Securities Exchange Act," given your currently effective registration statement. In the alternative, revise this section to reflect your current Exchange Act reporting status, to clarify that your obligation to file periodic reports arose upon effectiveness of your registration statement, and to identify as additional sources of information the two quarterly reports you have filed to date.

Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and November 30, 2008

4. Please confirm that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments. The following comments apply to both Forms 10-Q referenced above.

Controls and Procedures, page 16

5. We note your conclusion, based on the required evaluation, that your "disclosure controls and procedures were effective such that the material information required to be included in [y]our Securities and Exchange Commission reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating [sic] subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

6. We note your statement that "there were no <u>significant</u> changes in [y]our internal controls or in other factors that could significantly affect these controls" (emphasis added). Revise to state whether there were <u>any</u> changes in your internal control over financial reporting that occurred during the relevant period covered by each periodic report.

<u>Exhibit 31</u>

7. We note that you include your officer's titles in the opening line. In future filings, please use the exact form of certification in Item 601(b)(31) of Regulation S-K.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director